 **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

03.07.2006



SUPPL

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC advances to 76th position on the FT's rating of 100 largest East European companies'.
2. A press release: 'RBC held Annual General Meeting of shareholders today'.

Sincerely yours,

Natalia Makeeva
Chief Investor Relations Officer

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru



RosBusinessConsulting

RBC held Annual General Meeting of shareholders today

Moscow, June 29, 2006. OAO RBC Information Systems **(RTS, MICEX: RBCI)** held an Annual General Meeting today.

The Company's shareholders have passed the following resolutions:

- To approve the Company's annual report. Not to pay out dividends for 2005
- To approve a new edition of the Company's Articles of Association
- To approve KPMG Limited as the auditor of the Company's financial statements in accordance with IFRS and appoint OOO Online Audit as the auditor of the Company's financial statements in accordance with Russian accounting standards
- To elect to the Board of Directors of OAO RBC Information Systems the following persons:
    1. German Kaplun
    2. Alexander Morgulchik
    3. Dmitry Belik
    4. Sergey Lukin
    5. Yury Rovensky
    6. Artyom Inutin
    7. Hans-Joerg Rudloff (independent director)
    8. Neil Osborn (independent director)
    9. Michael Hammond (independent director)

The composition of the Board of Directors has not changed as compared to the previous year.

Investor contact: Natalia Makeeva
Tel: + 7 095 363 1111, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com


RBC

RosBusinessConsulting

RBC advances to 76th position on the FT's rating of 100 largest East European companies

Moscow, June 14, 2006 – On June 9, 2006, The Financial Times, a globally known business daily, published the results of the 10th annual rating of the world's largest companies in terms of market capitalization.

Based on results of 2005, OAO RBC Information Systems **(RTS, MICEX: RBCI)** was ranked 76th in the regional rating of the 100 largest East European companies, moving 24 lines up from number 100 in 2004. RBC remains the only Russian company representing the media sector in the regional rating.

For the purposes of the ranking, all necessary information and data intended for the calculation of market capitalization is fixed at the level of March 31, 2006.

Investor contact: Natalia Makeeva
Tel.: +7 (495) 363-1111 (ext. 1369), E-mail: ir@rbc.ru
Web: www.rbcinfosystems.ru